Exhibit 99.8

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Ayr Wellness Inc. (the “Company”) on Form F-10 (File No. 333-253466), Form F-10 (File No. 333-268621) and Form S-8 (File No. 333-255749) of our report dated March 9, 2023, with respect to our audits of the consolidated financial statements of Ayr Wellness Inc., as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report is included in Exhibit 99.2 of this Annual Report on Form 40-F of Ayr Wellness Inc. for the year ended December 31, 2022.  We also consent to the reference to our Firm under the heading “Interests of Experts” in such Report.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 9, 2023